FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Senior Vice President
                                                General Manager of
                                                Finance & Accounting Division

March 28, 2003

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                                                                  March 28, 2003

                                                     Ricoh Company, Ltd.
                                                     15-5, Minami Aoyama 1-chome
                                                     Minato-ku, Tokyo 107-8544
                                                     Japan



                       Notice of Retirement of Shares


We hereby inform you that Ricoh Co.,Ltd. (RICOH) resolved at its Board of Directors meeting held on March 28, 2003 to retire its shares as follows pursuant to the provisions of Article 212 of the Commercial Code.

1. Type of shares to be retired             : Shares of common stock of RICOH
2. Number of shares retired                 : 7,000,000 shares
3. Date of retirement (planned)             : March 31, 2003

(Reference)
1) Matters resolved at the ordinary general meeting of shareholders held on June 27, 2002:
  - Type of shares to be repurchased        : Shares of common stock of RICOH
  - Aggregate number of shares to be
                        repurchased         : Up to 8,000,000 shares
  - Aggregate purchase price                : Up to JPY 20,000,000,000

2) Cumulative total of shares repurchased since the ordinary general meeting of shareholders held on June 27, 2002:
  - Aggregate number of shares repurchased  : 8,000,000 shares
  - Aggregate purchase price                : JPY 15,032,161,000